SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13E-3

                     RULE 13E-3 TRANSACTION STATEMENT
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                       NYCOR, Inc.
                                  (Name of the Issuer)

                                       NYCOR, Inc.
                          (Name of Person(s) Filing Statement)

                               Common Stock, $1 par value
                               Class A Stock, $1 par value
                           (Title of Class(es) of Securities)

                                       670664 40 8
                                       670664 50 7
                        (CUSIP Number of Class(es) of Securities)

                                  Kent E. Hansen, Esq.
                                       NYCOR, Inc.
                                     287 Childs Road
                             Basking Ridge, New Jersey 07920
                                     (908) 953-8200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

          This statement is filed in connection with (check the appropriate box):

          a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b.   [   ]  The filing of a registration statement under the
 Securities Act of 1933.

          c.   [   ]  A tender offer.

          d.   [   ]  None of the above.

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

                        Calculation of Filing Fee

           Transaction valuation*                        Amount of filing fee
                 $47,376,421                                  $16,336.36.

 * Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 with respect to the Registration Statement on Form S-4 referred to below.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:      $16,336.36
 Form or Registration No.:    Registration Statement on Form S-4
                                (No. 333-00483)
 Filing Party                 Fedders Corporation
 Date Filed:                  January 29, 1996

                          CROSS-REFERENCE SHEET

          Pursuant to General Instruction F to Schedule 13E-3, the following cross-reference sheet shows the location in the Proxy Statement-Prospectus (the "PROXY STATEMENT-PROSPECTUS") included in the Registration Statement on Form S-4 (No. 33-00483) (the "REGISTRATION STATEMENT") filed by Fedders Corporation ("FEDDERS") on January 29, 1996 of the information required to be included in response to the items of
 Schedule 13E-3. Pursuant to Rule 14a-6(j) under the Securities Exchange Act of 1934, the filing of the Registration Statement was deemed to satisfy the obligation of NYCOR, Inc. ("NYCOR") to file the Proxy Statement-Prospectus as its preliminary proxy material pursuant to Rule 14a-6. The information contained in the Proxy Statement-Prospectus referred to in the following cross-reference sheet is hereby incorporated by reference by NYCOR in response to the corresponding items of Schedule 13E-3.

ITEM OF SCHEDULE 13E-3               LOCATION IN PROXY STATEMENT-PROSPECTUS

 Item 1(a) Outside front cover page of the Proxy Statement-Prospectus; Summary - Parties to the Merger; Summary - The Merger; Exchange Ratio; Introduction; The Merger - General; The Merger - The Merger Agreement

 Item 1(b)                         The NYCOR Special Meeting

 Item 1(c) Summary - Comparative Stock Price Information; Comparative Stock Price Information

 Item 1(d) Summary - Comparative Stock Price Information; Comparative Stock Price Information

 Item 1(e)                         Not applicable

 Item 1(f)                         Not applicable

 Item 2(a) Election of Directors (Annex D); Executive Officers of the Company (Annex B)

 Item 2(b)                         Not applicable

 Item 2(c) Election of Directors (Annex D); Executive Officers of the Company (Annex B)

 Item 2(d) Election of Directors (Annex D); Executive Officers of the Company (Annex B)

 Item 2(e)                         Not applicable

 Item 2(f)                         Not applicable

 Item 2(g)                         Not applicable

 Item 3(a)                         Not applicable

ITEM OF SCHEDULE 13E-3               LOCATION IN PROXY STATEMENT-PROSPECTUS

 Item 3(b)                         Business - Rotorex - Marketing (Annex B);
                                   Summary; The Merger - Reasons for the
                                   Merger; The Merger - Background of the
                                   Merger; The Merger - Interests of Certain
                                   Persons in the Merger

 Item 4(a)                         Summary - The Merger; Exchange Ratio; The
                                   Merger - The Merger Agreement

 Item 4(b)                         Not applicable

 Item 5                            Not applicable

 Item 6(a) Amendments to Fedders' Charter to Increase the Number of Authorized Shares of Fedders Common Stock, Class A Stock, and Preferred Stock

 Item 6(b)                         Not applicable

 Item 6(c)                         Not applicable

 Item 6(d)                         Not applicable

 Item 7(a)                         The Merger - Reasons for the Merger

 Item 7(b)                         The Merger - Background of the Merger

 Item 7(c) The Merger - Reasons for the Merger; The Merger - Background of the Merger

 Item 7(d) Summary - Certain Federal Income Tax Consequences of the Merger; The Merger - General; The Merger - Certain Federal Income Tax Consequences of the Merger

 Item 8(a) Summary - Recommendations of the Boards of Directors; The Fedders Annual Meeting; The NYCOR Special Meeting

 Item 8(b) The Merger - Reasons for the Merger; The Merger - Background of the Merger

 Item 8(c)                         Summary - Votes Required; The NYCOR Special
                                   Meeting

 Item 8(d)                         Not applicable

 Item 8(e)                         Not applicable

 Item 8(f)                         Not applicable

 Item 9(a) Summary - Opinions of Financial Advisors - NYCOR; The Merger - Opinion of Financial Advisor to NYCOR

 Item 9(b) Summary - Opinions of Financial Advisors - NYCOR; The Merger - Opinion of Financial Advisor to NYCOR

ITEM OF SCHEDULE 13E-3               LOCATION IN PROXY STATEMENT-PROSPECTUS

 Item 9(c)                         Annex G

 Item 10(a)                        Security Ownership of Directors and
                                   Executive Officers of NYCOR

 Item 10(b)                        Not applicable

 Item 11                           Not applicable

 Item 12(a)                        The NYCOR Special Meeting

 Item 12(b) Summary - Recommendations of the Boards of Directors; The NYCOR Special Meeting

 Item 13(a) Summary - Dissenting Stockholders' Rights; The Merger - Dissenting Stockholders' Rights

 Item 13(b)                        Not applicable

 Item 13(c)                        Not applicable

 Item 14(a)(1)                     Annex B

 Item 14(a)(2)                     Annex C

 Item 14(a)(3) Summary - Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

 Item 14(a)(4)                     Summary - Comparison of Certain Unaudited
                                   Per Share Data

 Item 14(b) Summary - Comparison of Certain Unaudited Per Share Data; Summary - Pro Forma Financial Data; Summary - Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

 Item 15(a)                        Cost of Solicitation

 Item 15(b)                        Cost of Solicitation

 Item 16                           Not applicable

 Item 17                           Annex G; Annex H

 ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

          (a) The information required by Item 1(a) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: Cover page; "SUMMARY - Parties to the Merger"; "SUMMARY - The Merger; Exchange Ratio"; "INTRODUCTION"; "THE MERGER - General"; "THE MERGER - The Merger Agreement."

          (b) The information required by Item 1(b) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "THE NYCOR SPECIAL MEETING."

          (c) The information required by Item 1(c) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Comparative Stock Price Information"; "COMPARATIVE STOCK PRICE INFORMATION."

          (d) The information required by Item 1(d) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Comparative Stock Price Information"; "COMPARATIVE STOCK PRICE INFORMATION."

          (e) NYCOR has not made an underwritten public offering of any shares of its capital stock for cash during the past three years which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

          (f) In May 1994, NYCOR received 4,611 shares of its Common Stock and 71,628 shares of its Class A Stock from certain officers and directors in payment of the exercise price of stock options issued pursuant to NYCOR's stock option plans. The option price for the shares of Common Stock and Class A Stock was $2.50 and $2.3125, respectively. Also in 1994, NYCOR received 27,586 shares of its Class A Stock which had been issued as restricted stock to an employee who ceased employment prior to the date on which ownership of the stock would have vested.

          In May 1994, Messrs. Salvatore Giordano and Sal Giordano, Jr. each purchased 15,000 shares of Common Stock and 15,000 shares of Class A Stock and Mr. Joseph Giordano purchased 7,500 shares of Common Stock and 7,500 shares of Class A Stock. These purchases were through the exercise of stock options under NYCOR's stock option plans. The exercise price for the Common Stock was $2.50 and for the Class A Stock was $2.3125.

 ITEM 2.  IDENTITY AND BACKGROUND

          NYCOR, the person filing this Schedule 13E-3, is the issuer of the classes of equity securities which are the subject of the Rule 13e-3 transaction which as a result of the merger of NYCOR with and into Fedders (the "Merger") will thereafter be owned by fewer than 300 persons.

          (a), (c) and (d) The information required by Items 2(a), (c) and (d) of Schedule 13E-3 with respect to the directors of NYCOR is hereby incorporated by reference to the "ELECTION OF DIRECTORS" in NYCOR's Proxy Statement dated March 27, 1995 which is included as Annex D to the Proxy Statement-Prospectus.

          The information required by Items 2(a), (c) and (d) of Schedule 13E-3 with respect to the executive officers of NYCOR is hereby incorporated by reference to "EXECUTIVE OFFICERS OF THE COMPANY" in Part I of Amendment No. 2 to the Annual Report on Form 10-K of NYCOR for the fiscal year ended December 31, 1994 which is included as Annex B to the Proxy Statement-Prospectus.

          (b) The business address of each of the directors and executive officers of NYCOR is c/o NYCOR, Inc., 287 Childs Road, Basking Ridge, New Jersey 07920.

          (e) During the last five years, none of the directors or executive officers of NYCOR has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (f) During the past five years, none of the directors or executive officers of NYCOR was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          (g) All of the directors and executive officers of NYCOR are citizens of the United States of America.

 ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

          (a)  Not applicable.

          (b) The information required by Item 3(b) of Schedule 13E-3 is hereby incorporated by reference to "BUSINESS - Rotorex - Marketing" in Amendment No. 2 to the Annual Report on Form 10-K of NYCOR for the fiscal year ended December 31, 1994 which is included as Annex B to the Proxy Statement-Prospectus and to the following portions of the Proxy Statement-Prospectus: "SUMMARY"; "THE MERGER - Reasons for the Merger"; "THE MERGER - Background of the Merger" and "THE MERGER - Interests of Certain Persons in the Merger."

 ITEM 4.  TERMS OF THE TRANSACTION

          (a) The information required by Item 4(a) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus:

 "SUMMARY - The Merger; Exchange Ratio" and "THE MERGER - The Merger
 Agreement."

          (b) There is no term or arrangement concerning the Merger relating to any security holder of NYCOR which is not identical to that relating to other security holders of the same class of securities of NYCOR.

 ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

          (a) As described in the Proxy Statement-Prospectus, the proposal for which NYCOR will solicit proxies is the Merger.

          (b) Except to the extent that the Merger may constitute a sale or transfer of all of the assets of NYCOR, neither NYCOR nor, to the knowledge of NYCOR, any affiliate of NYCOR has any plan or proposal regarding a sale or transfer of a material amount of assets of NYCOR or any of its subsidiaries.

          (c) As a result of the Merger, the directors of NYCOR will cease to hold office and the directors of Fedders will be the directors of Fedders as the surviving corporation of the Merger.

          (d) As a result of the Merger, the holders of the NYCOR Common Stock and the NYCOR Class A Stock will become holders of Class A Stock or Convertible Preferred Stock of Fedders. Dividends would thereafter be paid in accordance with the terms of the Convertible Preferred Stock or the dividend policy of Fedders with respect to its Class A Stock, as the case may be.

          (e) To the knowledge of NYCOR, other than the effect of the Merger, Fedders has no plan or proposal to make any material change in the business currently being conducted by NYCOR.

          (f) As a result of the Merger, the NYCOR Common Stock and the NYCOR Class A Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          (g) As a result of the Merger, NYCOR would no longer be obligated to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

 ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

          (a) The consideration to be used in the Merger consists of authorized and unissued shares of capital stock of Fedders, assuming approval by the stockholders of Fedders of the amendments to the Restated Certificate of Incorporation of Fedders described under "AMENDMENTS TO FEDDERS' CHARTER TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF FEDDERS COMMON STOCK, CLASS A STOCK, AND PREFERRED STOCK" in the Proxy Statement-Prospectus.

 (b)           Filing fees          $    --
               Solicitation Fees    $ 5,000*
               Legal fees           $18,000*
               Accounting fees      $15,000*
               Printing fees        $47,500*
               Fairness opinion     $85,000
                                     ------
               Total               $170,500
                                    =======

               * Estimated

          (c)  Not applicable.

          (d)  Not applicable.

 ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

          (a) The information required by Item 7(a) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "THE MERGER - Reasons for the Merger."

          (b) The information required by Item 7(b) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "THE MERGER - Background of the Merger."

          (c) The information required by Item 7(c) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "THE MERGER - Reasons for the Merger" and "THE MERGER - Background of the Merger."

          (d) The information required by Item 7(d) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Certain Federal Income Tax
 Consequences of the Merger"; "THE MERGER - General"; and "THE MERGER - Certain Federal Income Tax Consequences of the Merger."

 ITEM 8.  FAIRNESS OF THE TRANSACTION

          (a) The information required by Item 8(a) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Recommendations of the Boards of Directors"; "THE FEDDERS ANNUAL MEETING"; and "THE NYCOR SPECIAL
 MEETING."

          (b) The information required by Item 8(b) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "THE MERGER - Reasons for the Merger" and "THE MERGER - Background of the Merger."

 (c) The information required by Item 8(c) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy
 Statement-Prospectus:  "SUMMARY - Votes Required" and "THE NYCOR SPECIAL
 MEETING."

          (d) The directors of NYCOR who are not employees of NYCOR did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders of NYCOR for purposes of negotiating the terms of the Merger. SEE ALSO, the response to Item 9(a) below.

          (e) The Merger was unanimously approved by the directors of NYCOR including all directors who are not employees of NYCOR.

          (f) NYCOR did not receive any offer of the type described in instruction (viii) to Item 8(b) of Schedule 13E-3.

 ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

          (a) The information required by Item 9(a) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Opinions of Financial Advisors - NYCOR" and "THE MERGER - Opinion of Financial Advisor to NYCOR."

          (b) The information required by Item 9(b) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Opinions of Financial Advisors - NYCOR" and "THE MERGER - Opinion of Financial Advisor to NYCOR."

          (c) A copy of the opinion of Laidlaw & Co. addressed to NYCOR will be included as Annex G to the Proxy Statement-Prospectus and distributed to all of the stockholders of NYCOR entitled to vote on the Merger.

 ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

          (a) The information required by Item 10(a) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF NYCOR."

          (b) During the past 60 days, neither NYCOR nor, to the knowledge of NYCOR, any of its directors or executive officers effected any transaction in the NYCOR Common Stock or the NYCOR Class A Stock.

 ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

          Not applicable.

 ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

          (a) The information required by Item 12(a) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "THE NYCOR SPECIAL MEETING."

          (b) The information required by Item 12(b) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Recommendations of the Boards of Directors" and "THE NYCOR SPECIAL MEETING."

 ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

          (a) The information required by Item 13(a) of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement-Prospectus: "SUMMARY - Dissenting Stockholders' Rights" and "THE MERGER - Dissenting Stockholders' Rights."

          (b) NYCOR has made no provision in connection with the Merger to allow unaffiliated security holders to obtain access to the corporate files of NYCOR or to obtain counsel or appraisal services at the expense of NYCOR.

          (c)  Not applicable.

 ITEM 14. FINANCIAL INFORMATION

          (a)(1) The information required by Item 14(a)(1) of Schedule 13E-3 is hereby incorporated by reference to the financial statements included in Amendment No. 2 to the Annual Report on Form 10-K of NYCOR for the fiscal year ended December 31, 1994 which is included as Annex B to the Proxy Statement-Prospectus.

          (2) The information required by Item 14(a)(1) of Schedule 13E-3 is hereby incorporated by reference to the financial statements included in the Quarterly Report on Form 10-Q of NYCOR for the period ended September 30, 1995 which is included as Annex C to the Proxy Statement-Prospectus.

          (3) The ratios of earnings to fixed charges required by Item 14(a)(3) of Schedule 13E-3 will be included in an amendment to the Registration Statement under the caption "SUMMARY - Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends" in the Proxy Statement-Prospectus.

          (4) The information required by Item 14(a)(4) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "SUMMARY - Comparison of Certain Unaudited Per share Data."

 (b) Since, following the Merger, NYCOR will no longer exist as a separate corporation, the Proxy Statement-Prospectus does not contain pro forma data for NYCOR. However, pro forma data concerning Fedders is included in the Proxy Statement-Prospectus under the captions "SUMMARY - Comparison of Certain Unaudited Per Share Data," "SUMMARY - Pro Forma Financial Data" and "SUMMARY - Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends."

 ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

          (a) The information required by Item 15(a) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "COST OF SOLICITATION."

          (b) The information required by Item 15(b) of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement-Prospectus: "COST OF SOLICITATION."

 ITEM 16. ADDITIONAL INFORMATION

          Not applicable.

 ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

          The following exhibits to this Schedule 13E-3 are incorporated by reference as indicated:

          (b) Opinion of Laidlaw & Co. (included as Annex G to the Proxy Statement-Prospectus).

          (d)  The Proxy Statement-Prospectus (included in the
 Registration Statement).

          (e) Section 262 of the Delaware General Corporation Law (included as Annex H to the Proxy Statement-Prospectus).

                                SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           March 13, 1996

                                                              NYCOR, Inc.


                                                 By    /s/ Kent E. Hansen
                                                    ---------------------
                                                           Kent E. Hansen
                                               Vice President-Finance and
                                                          General Counsel